October 15, 2010

VIA EDGAR SUBMISSION AND FACSIMILE

Re:	Millicom International Cellular S.A.
Form 20-F for the Year ended December 31, 2009
Filed March 31, 2010
File No. 0-22828

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 21, 2010 (the “Comment Letter”) regarding the above referenced-filing on Form 20-F (the “20-F”) of Millicom International Cellular S.A. (the “Company”).

Set forth below are the responses to the Staff’s comments as set forth in the Comment Letter.

Form 20-F For the Year Ended December 31, 2009

Consolidated statements of cash flows, page F-9

1.               We note your response to prior comment 1. We continue to believe that you should not use “operating profit” as the starting point for calculating cash provided by operating activities in your statement of cash flows. We believe that your presentation results in the exclusion of reconciling items that are useful in understanding the relationship between profit and loss and cash flows from operating activities. Please revise your presentation in future filings.

In future filings we will use “Profit before tax from continuing operations” as a starting point for calculating cash provided by operating activities.

* * * *

The Company understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Francois-Xavier Roger, with comments or questions.

Yours sincerely,

Francois-Xavier Roger
Chief Financial Officer